FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2003

Commission File Number: 033-71976

FAIRFAX FINANCIAL HOLDINGS LIMITED

(Translation of registrant’s name into English)

95 Wellington Street West
Suite 800
Toronto, Ontario
Canada M5J 2N7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ ]	Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Eric P. Salsberg Name: Eric P. Salsberg Title: Vice President, Corporate Affairs

Dated:  May 5, 2003

Exhibit Index

Exhibit	Description

Ex-99.1	News Release dated May 2, 2003 titled Fairfax Announces US$200 Million Adverse Development Cover for TIG

Ex-99.2	News Release dated May 2, 2003 titled First Quarter Financial Results

13	Fairfax Financial Holdings Limited Interim Report for the three months ended March 31, 2003